

Mail Stop 3-08

VIA FACSIMILE AND U.S. MAIL

March 9, 2010

Mr. Matthew W. Appel
Executive Vice President and Chief Financial Officer
Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

> **Re: Zale Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2009**
> **Filed October 29, 2009**

Dear Mr. Appel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 20

1. Based on your disclosures on Form 8-K filed December 24, 2009, we understand that your customer financing arrangement with Citibank will expire on March 2011. In future filings, please disclose with reasonable specificity the status of your attempts to replace this arrangement and indicate the likelihood of replacing the arrangement on reasonable terms in light of the current credit environment. Also disclose the reasonably likely impacts on your results of operations and liquidity if you are unable to replace the arrangement on favorable terms or if you are unable to replace the arrangement at all, including the potential impact on your credit insurance operations.   Refer to Item 303(a)(1) and Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, page 22

2. Please discuss the period to period impact on reported earnings from the sale of lifetime warranty contracts as it appears the earnings from these contracts are significant.

Liquidity and Capital Resources, page 23

3. In future filings, please disclose the reasonably likely impacts on your results of operations and liquidity if you come out of compliance with the terms of your revolving credit facility, as well as the reasonably likely impacts if you are unable to extend or replace the facility on favorable terms when it expires in August 2011. Also discuss with more specificity any actual or expected changes in vendor payment terms which have had or are expected to have an impact on your liquidity and your compliance with the terms of the revolving credit facility. Refer to Item 303(a)(1) and Item 303(a)(3)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates, page 28

Impairment of Long-Lived Assets, page 28

4. Please revise your disclosure to provide information for investors to assess the probability of additional material impairment charges in the future. In doing so, please identify whether and to what extent there were stores whose undiscounted cash flows did not exceed carrying amounts by a reasonable margin. To the

extent the carrying value of long-lived assets of stores not deemed to be
underperforming are above fair value such that if step one of the long lived asset
impairment test was met, a material charge would result, please also address this
in your disclosure. Disclose how key assumptions were determined and the
degree of uncertainty associated with the key assumptions. The discussion
regarding uncertainty should provide specifics to the extent possible; for example,
the cash flow models assume recovery from the business downturn within a
defined period of time. Please refer to Item 303(a)(3)(ii) of Regulation S-K which
requires a description of a known uncertainty as well as the Commission's
Guidance Regarding Management's Discussion and Analysis of Financial
Condition and Results of Operations available on our website at
http://www.sec.gov/rules/interp/33-8350.htm.

Notes to Consolidated Financial Statements, page F-9

Note 6. Goodwill, page F-18

5. Please tell us the date of your most recently completed or substantially
    completed goodwill impairment test. In connection with the impairment test, tell
    us the estimated fair value you determined for each of your reporting units,
    including those reporting units that do not have any associated goodwill.   Tell us
    how the aggregate estimated fair value of all reporting units compared to your
    market capitalization as of the date of the impairment test, and the amount of the
    resulting control premium that was implied to exist. Tell us how you concluded
    that the estimated fair value of the individual reporting units was reasonable in
    light of the overall implied control premium, indicating how the implied control
    premium compared to recent merger and acquisition activity in the industry.

    For each reporting unit where carrying value exceeded estimated fair value,
    including reporting units that do not have any associated goodwill, we believe
    you may have an impairment indicator warranting an impairment test for those
    long-lived assets within the reporting units. Please tell us how you considered
    situations where carrying value exceed fair value in your long-lived asset
    impairment analysis.

Note 7. Other Charges and Gains, page F-19

6. Please tell us how you determined the amount of the accrual for lease termination
    costs associated with the store closures and explain the basis in GAAP for your
    accounting. Unless and until you have terminated the lease in accordance with
    the lease terms or have otherwise negotiated a termination with the counterparty,
    we would expect the accrual to represent the fair value of the lease liability at the
    cease-use date, based on the remaining rentals reduced by estimated sublease
    rentals. Refer to ASC 420-10-30-7 and 8 (paragraphs 15 and 16 of SFAS 146).

Please also reconcile for us the store closure reserve as of July 31, 2009 disclosed on page F-21 to the store closure charges during fiscal year 2009, as disclosed in this footnote.

Note 13. Income Taxes, page F-24

7. Please tell us whether your decision to record tax on repatriation of foreign earnings was made based on your intent to repatriate foreign earnings on a going forward basis. If so, please explain whether such a decision impacted your determination of functional currency for those countries subject to repatriation. See ASC 830-10-55-5.

Note 17. Segments, page F-29

8. In light of the performance of your various brands during the downturned economy, please tell us your consideration of whether operating segments within Fine Jewelry continue to be properly aggregated into one reportable segment. In particular, tell us whether you believe each of the brands continue to exhibit similar economic characteristics, and why.   Please provide us with the gross margins for each of your brands for each period presented and demonstrate how this information supports the similarity of economic characteristics of the brands. We are particularly interested in this analysis in light of your disclosures under Note 6 regarding the full impairment of goodwill in one of the reporting units/brands in the Fine Jewelry segment, as compared to no impairment of goodwill related to Peoples Jewellers. We also note the store impairment and store closure charges in the Fine Jewelry segment.

Note 18. Contingencies, page F-30

9. Please disclose the amount of the $23.2 million charge for the Bailey Banks & Biddle contingent lease obligation that relates to the seven stores for which you have not yet reached agreements with the landlords. Also disclose the reasonably likely impact of your obligation to cover common area charges and other payments related to all 45 of the Bailey Banks & Biddle leases.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant